EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Six Months
Ended June 30, 2005

Net income from continuing operations, less preferred distributions	$62,420
Preferred distributions	23,240
Interest expense	70,835
Earnings before fixed charges	$156,495

Interest expense	$70,835
Interest costs capitalized	3,554
Total fixed charges	$74,389

Preferred distributions	23,240
Total fixed charges and preferred distributions	$97,629

Ratio of earnings to fixed charges	2.10

Ratio of earnings to combined fixed charges and preferred distributions	1.60